UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VIATEL HOLDING (BERMUDA) LIMITED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G93447103

(CUSIP Number)

July 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93447103

1.	Names of Reporting Persons Lehman Brothers Holdings Inc.
S.S. or I.R.S. Identification No. of Above Person 13-3216325

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 541,423 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 541,423 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 541,423 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%(2)

12.	Type of Reporting Person (See Instructions) HC/CO

(1)   As of July 31, 2006.

(2)   Based on 10,630,000 shares of common stock outstanding on December 19, 2007 as reported on Schedule 13E-3 filed by the issuer on December 19, 2007.

CUSIP No. G93447103

1.	Names of Reporting Persons Lehman Brothers Inc.
S.S. or I.R.S. Identification No. of Above Person 13-2518466

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 319,924 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 319,924 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 319,924 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0% (2)

12.	Type of Reporting Person (See Instructions) BD/CO

(1)   As of July 31, 2006.

(2)   Based on 10,630,000 shares of common stock outstanding on December 19, 2007 as reported on Schedule 13E-3 filed by the issuer on December 19, 2007.

CUSIP No. G93447103

1.	Names of Reporting Persons Lehman Brothers U.K. Holdings (Delaware) Inc.
S.S. or I.R.S. Identification No. of Above Person 22-3335453

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 221,499 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 221,499 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,499 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)   As of July 31, 2006.

(2)   Based on 10,630,000 shares of common stock outstanding on December 19, 2007 as reported on Schedule 13E-3 filed by the issuer on December 19, 2007.

CUSIP No. G93447103

1.	Names of Reporting Persons Lehman Brothers Holdings Plc.
S.S. or I.R.S. Identification No. of Above Person 52-2038706

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 221,499 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 221,499 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,499 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)   As of July 31, 2006.

(2)   Based on 10,630,000 shares of common stock outstanding on December 19, 2007 as reported on Schedule 13E-3 filed by the issuer on December 19, 2007.

CUSIP No. G93447103

1.	Names of Reporting Persons LB Holdings Intermediate 1 Ltd.
S.S. or I.R.S. Identification No. of Above Person N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 221,499 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 221,499 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,499 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)   As of July 31, 2006.

(2)   Based on 10,630,000 shares of common stock outstanding on December 19, 2007 as reported on Schedule 13E-3 filed by the issuer on December 19, 2007.

CUSIP No. G93447103

1.	Names of Reporting Persons LB Holdings Intermediate 2 Ltd.
S.S. or I.R.S. Identification No. of Above Person N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 221,499 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 221,499 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,499 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)   As of July 31, 2006.

(2)   Based on 10,630,000 shares of common stock outstanding on December 19, 2007 as reported on Schedule 13E-3 filed by the issuer on December 19, 2007.

CUSIP No. G93447103

1.	Names of Reporting Persons Lehman Brothers International (Europe)
S.S. or I.R.S. Identification No. of Above Person 98-0338449

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 221,499 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 221,499 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,499 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)   As of July 31, 2006.

(2)   Based on 10,630,000 shares of common stock outstanding on December 19, 2007 as reported on Schedule 13E-3 filed by the issuer on December 19, 2007.

Item 1.
(a)	Name of Issuer Viatel Holding (Bermuda) Limited
(b)	Address of Issuer’s Principal Executive Offices Inbucon House Wick Road Egham, Surrey TW20 0HR United Kingdom

Item 2.
(a)

Name of Person Filing
Lehman Brothers Holdings Inc.

Lehman Brothers Inc.

Lehman Brothers U.K. Holdings (Delaware) Inc.

Lehman Brothers Holdings Plc.

LB Holdings Intermediate 1 Ltd.

LB Holdings Intermediate 2 Ltd.

Lehman Brothers International (Europe)

(b)	Address of Principal Business Office or, if none, Residence
Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, New York 10019
Lehman Brothers Inc. 745 Seventh Avenue New York, New York 10019
Lehman Brothers U.K. Holdings (Delaware) Inc. 745 Seventh Avenue New York, New York 10019
Lehman Brothers Holdings Plc. 25 Bank Street London, E14 5LE, England
LB Holdings Intermediate 1 Ltd. 25 Bank Street London, E14 5LE, England

LB Holdings Intermediate 2 Ltd. 25 Bank Street London, E14 5LE, England
Lehman Brothers International (Europe) 25 Bank Street London, E14 5LE, England
	(c)	Citizenship
Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.
Lehman Brothers Inc. (“LBI”) is a corporation organized under the laws of the State of Delaware.
Lehman Brothers U.K. Holdings (Delaware) Inc., (“LB UK Holdings Inc.”) is a corporation organized under the laws of the State of Delaware.
Lehman Brothers Holdings Plc (“LB Holdings Plc”) is a public limited company formed under the laws of the United Kingdom.
LB Holdings Intermediate 1 Ltd. (“LBH Intermediate 1”) is a limited company formed under the laws of England.
LB Holdings Intermediate 2 Ltd. (“LBH Intermediate 2”) is a limited company formed under the laws of England.
Lehman Brothers International (Europe) (“LBIE”) is a unlimited liability company formed under the laws of the United Kingdom.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number G93447103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Item 9 of cover pages.
	(b)	Percent of class: See Item 11 of cover pages.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of
See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
LBI is the actual owner of 319,924 shares of common stock reported herein. LBI, a broker-dealer registered under Section 15 of the Act, is a wholly-owned subsidiary of Holdings.
Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the common stock owned by LBI.

LBIE is the actual owner of 221,499 shares of common stock reported herein.  LBIE is wholly-owned by LBH Intermediate 2, a majority of which is owned by LBH Intermediate 1.  LBH Intermediate I is wholly-owned by LB Holdings Plc, a majority of which owned LB UK Holdings Inc. LB UK Holdings Inc. is a wholly-owned subsidiary of Holdings.

Under the rules and regulations of the Securities and Exchange Commission, LBH Intermediate 2, LBH Intermediate 1, LB Holdings Plc, LB UK Holdings Inc. and Holdings may be deemed to be the beneficial owners of the common stock owned by LBIE.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
☐

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☒

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Senior Vice President

LEHMAN BROTHERS U.K. HOLDINGS (DELAWARE) INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LEHMAN BROTHERS HOLDINGS PLC

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LB HOLDINGS INTERMEDIATE 1 LTD

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LB HOLDINGS INTERMEDIATE 2 LTD

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 13, 2008

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Senior Vice President

LEHMAN BROTHERS U.K. HOLDINGS (DELAWARE) INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LEHMAN BROTHERS HOLDINGS PLC

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LB HOLDINGS INTERMEDIATE 1 LTD

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LB HOLDINGS INTERMEDIATE 2 LTD

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory